FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Agreement to sell radio operators in Argentina of the Telefonica Group	3

Further to the notification registered on November 18th, 2004, Telefonica, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby

NOTIFIES

Pursuant to the agreement in principle reached between the parties, the ATCO Group, subsidiary of Telefonica de Contenidos, S.A., today entered into an agreement to sell 100% of the share capital of the companies Radio Continental LS4, S.A. and Radio Estéreo, S.A., radio operators in Argentina of the Telefónica Group, to the PRISA Group member companies, GLR Services Inc. and Corporacion Argentina de Radiodifusion, S.A., for 10.5 million US dollars.

Execution of the transaction is subject to administrative authorisation by the Argentinean authorities.

In Madrid, on November 22nd, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 23rd, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors